Exhibit (a)(1)

MAXUS CAPITAL CORP.
P.O. Box 34729 * North Kansas City, MO 64116 * (816)303-4500 * Fax (816)221-1829

July 13, 2001


Re: Recommendation of the General Partner to REJECT the $400 per Unit Unsolicited Tender Offer by O. Bruce Mills dated July 10, 2001to Purchase Any and All Units of Maxus Real Property Investors-Four, L.P.


Dear Limited Partner/Assignee:

Maxus Capital Corp. ("Maxus"), as Managing General Partner of Maxus Real Property Investors-Four, L.P. ("Maxus 4" or the "Partnership"), recommends that Limited Partners/Assignees REJECT the recent tender offer by O. Bruce Mills ("Mills") to buy any and all Limited Partner/Assignee Interests ("units") in Maxus 4 for Four Hundred Dollars ($400.00) per unit. Maxus believes that the Mills tender offer would create an event of default with the Partnership's lender and not be in the best interests of the Partnership or the unit holder.

DEFAULT WITH LENDER.
The Partnership recently refinanced its long term mortgage indebtedness on its sole asset, the Woodhollow Apartments, with NorthMarq. Capital Group, Inc. for $9,900,000. This loan has been assigned to Federal Home Loan Mortgage
Corporation ("Freddie Mac"). Freddie Mac requires in all of its loans significant restrictions on transfers of interest and control. IF MILLS SUCCEEDS IN HIS PROPOSAL, THIS WILL BE AN EVENT OF DEFAULT UNDER THE LOAN. As a consequence of such default, the loan would become immediately due and payable. Failure to satisfy the accelerated obligation could result in a foreclosure. In addition, the default interest rate would be 11.45% as compared to the current rate of 7.45%. The unit holders should not allow this to happen.

PRICE
Maxus believes that a limited partner will be better off holding on to units than to sell for $400. This belief is premised on the liquidation value of each unit currently estimated to be $567. In addition, the Partnership recently declared and paid a $10 per unit distribution to each unit holder. It is the General Partner's current intent to distribute $10 per unit every quarter. This would result in a yearly distribution of $40.00 per unit. Accordingly, a unit holder would be giving up a 10% yield on the indicated Mills price of $400. Money Market rates are significantly below such rate of return.

Maxus' recommendation to reject the Mills tender offer assumes that the unit holder wishes to hold their interest for long term appreciation and cash flow. Of course, there can be no assurance that the property owned by the Partnership will appreciate in value. Unit holders who choose to tender their units may incur capital gains taxes. In addition, if a unit holder desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of

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units in Maxus 4. Although several secondary market services exist, activity has been limited and sporadic.

VIOLATION OF PARTNERSHIP AGREEMENT
We have been advised by legal counsel that Mills current tender offer could result in a technical termination of the Partnership under Internal Revenue Code
Section 708. This event would also be a breach of Partnership Agreement, Section 7.1A. It could also result in adverse tax consequences.

AVAILABILITY OF HIGHER PRICE IF YOU DO WANT TO LIQUIDATE
The Partnership has been contacted by a current unit holder, Everest Investors 12, LLC, who has informed us they are interested in buying additional units for prices in excess of $400. You may contact Everest directly at (800) 611-4613, ext. 209 if you desire to sell at a price in excess of $400. We express no opinion with respect to, nor do we endorse, any offer that may be made by Everest.

This letter may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such projections or statements include Maxus' current views with respect to future events and the financial performance of Maxus 4's interests in the Partnership. No assurances can be given, however, that these events will occur or that such projections can be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in Maxus 4's periodic reports filed with the Securities and Exchange Commission.

Other than 1,890 Units owned by an affiliate of the General Partner (which it does not intend to tender), neither Maxus 4, Maxus Capital Corp., nor any of their respective affiliates, own any units subject to the tender offer.

As with any contemplated sale, Maxus recommends that unit holders carefully review the offer and the Partnership's publicly available reports and consult with their own tax or financial advisors to determine the consequences of acceptance or rejection of the proposed tender offer. Each unit holder's situation is unique, so consultation with personal advisors may be helpful.

IF A UNIT  HOLDER  ELECTS  NOT TO  ACCEPT  MILL'S  TENDER  OFFER,  NO  ACTION IS
REQUIRED.

Unit holders may receive additional tender offers or so-called mini-tender offers from time to time. Maxus urges you to review this letter, as well as other reports and communications from the Partnership, before making a decision whether or not to tender your units.

Be Careful of O. Bruce Mills' Misleading Statements We have previously pointed out to you in our June 15, 2001 letter that Mr. Mills' last letter dated June 6, 2001 contained two false statements. Please consider the following misleading statements in his July 10, 2001 letter.

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     1)  Increase in General  Partner's Control Again we point out all remaining limited partners interests (including Mr. Mills') increased by 11%. It was not just Bond Purchase's (our affiliate) interest that increased.

     2) Inadequacy of the Self Tender Price We again point out the liquidation value, at the time of the partnership tender, of $530 which was fully disclosed was higher than the $300 tender offer our partnership made. We now point out the Mills' tender of $400 is lower than the $567 current estimate of liquidation value.

     3) My (Mills) Offer to Buy Any and All Units Mr. Mills continues to fail to acknowledge his first letter in which he required, as an absolute condition, a purchase of over 50% of the Partnerships units. Now he has changed his stance somewhat and although it is still a condition of his offer, he made it a condition he can waive.

     4) Why The General Partner Believes That It Could Not Negotiate A Transaction With Me. Mr. Mills is either unaware of our partnership agreement or has refused to abide by it. The General Partner cannot sell any units. The Partnership cannot sell any units. All units are owned by Limited Partners. It is up to you to choose to sell or hold.

     5) Limitations on Fiduciary Powers In Its Earlier Sale of the Partnerships Other Property. Hopefully you remember the following facts. The previous principals of the General Partner had entered into a contract to sell the Partnership's other asset (a Burnsville, Minnesota shopping center) for $3,400,000 to its affiliate. Our affiliate, as a Limited Partner, sued to stop this. We successfully settled this litigation whereby the previous principals of the General Partner were removed and our affiliate took over. After this change in control, we marketed the property to third parties with a national broker. We were able, six (6) months later, to sell the asset for $5,100,000. We believe this exercise of fiduciary power made nearly $1,700,000 more for the Partnership. Finally, it is interesting that Mills indicates that because of the location of Maxus' sole property, Woodhollow Apartments, near other apartment complexes owned or managed by Mills, Woodhollow Apartments is an attractive property for him. Mills also states that his intention is to dissolve Maxus. Without stating it, the clear implication is that he would sell the property to one of his affiliates.